NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior's Kan Tan IV Semi-Submersible Drilling Rig Arrives Early In Trinidad

MAY 29, 2007 - 08:40 ET

CALGARY, ALBERTA--(CCNMatthews - May 29, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) said today it is pleased to report that the semi-submersible drilling rig the Kan Tan IV arrived earlier than expected in Trinidad on May 28th having been towed in less than 18 days approximately 2,284 nautical miles (2,628 statue miles) from Brownsville, Texas in the Gulf of Mexico to the Port of Chaguaramas in Trinidad.

The Kan Tan IV is now anchored in the Port of Chaguaramas in Trinidad and is expected to be there for less than two (2) weeks to be loaded up with supplies in order to finalize drilling preparations for the commencement of Canadian Superior's multi-well drilling program in Trinidad. Canadian Superior expects drilling in Trinidad to commence within the next two (2) weeks.

Speaking today, Canadian Superior's Chairman, Greg Noval, said, "It's very rewarding to see this project reach this stage and to see the Kan Tan IV arrive in Trinidad earlier than expected. It has taken a great deal of hard work and support by many people, including our staff, to reach this point. The tow to Trinidad was completed in a safe, efficient and timely manner with the rig being towed by the Anchor Handling Tug Supply ('AHTS') vessel the Trinity Sea from Secunda International Limited ('Secunda') of Nova Scotia, Canada and by the AHTS vessel Carl F. Thorne from Tidewater, Inc. ('Tidewater') (NYSE:TDW) of Houston, Texas. I would also like to compliment the staff and management of the owners of the rig, SINOPEC of China, and also Maersk Contractors ('Maersk'), the managing contractor for the rig, for making this achievement possible. We look forward to working further with SINOPEC and Maersk and our financial partner, Challenger Energy Corp. (TSX VENTURE:CHQ)(AMEX:CHQ), on this exciting multi-well project."

The Kan Tan IV semi-submersible drilling rig has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, "Victory", "Bounty" and "Endeavour", approximately 60 miles off the east coast of Trinidad, on Canadian Superior's "Intrepid" Block 5(c). Following the rig's stay at the Port of Chaguaramas, the Kan Tan IV will be moved to drill Canadian Superior's first well on its "Intrepid" Block 5(c) "Victory" Prospect. Each of the three (3) back-to-back wells in this drilling program are planned to take about 80 - 100 days to drill and fully evaluate. The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its "Intrepid" Block 5(c).

Offshore Trinidad is one of the most coveted oil and gas basins in the world today. As many as 18 of British Petroleum's (BP's) top 25 producing wells world-wide are located in Trinidad, including BP's Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, directly offsetting Canadian Superior's "Intrepid" Block 5(c) to the west is British Gas's (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with the "Intrepid" Block 5(c) in the "dip" direction (SW-NE). The same holds true in the "strike" direction (NW-SE), with BP's Manakin and Statoil's Cocuina fields on trend to the southeast of the "Intrepid" Block 5(c) and EOG Resources, Inc.'s 2006 discovery to the northwest, again directly on trend in the "strike" direction.

Canadian Superior's first well on its "Victory" Prospect is directly offsetting and on trend with British Gas's (BG) Dolphin and Dolphin Deep Developments. The "Victory" Prospect has the potential for multiple sands with four-way closure based on detailed seismic interpretation. After drilling and evaluating that well on the "Victory" Prospect, the Kan Tan IV will be moved over to commence drilling on the "Bounty" Prospect, followed by drilling on the "Endeavour" Prospect, with each of these three (3) separate prospects having multi-TCF potential. Each of these Block 5(c) offshore wells will be High Pressure ("HP") wells and each will be drilled to a depth in the order of 5,000+ m (16,400+ feet).

The semi-submersible drilling rig, the Kan Tan IV, is owned by SINOPEC of Beijing, China (NYSE:SNP), website http://english.sinopec.com, the 3rd largest company in China. The Kan Tan IV, which has been contracted by Canadian Superior, is being managed for SINOPEC by Maersk Contractors, a part of A.P. Moller - Maersk A/S ("Maersk"), www.maersk-contractors.com, headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B). For information on Canadian Superior's financial partner, Challenger Energy Corp., please see www.chaenergy.ca.

Pictures of the commencement of the tow of the Kan Tan IV from the Brownsville, Texas Harbour to Trinidad are posted on Canadian Superior's website; and also, the daily location of the Kan tan IV can be monitored with a link on www.cansup.com at http://www.cansup.com/rigloc/loc.htm. In addition, once drilling has commenced on Canadian Superior's "Victory" Prospect, live daily drilling activities will also be webcasted on Canadian Superior's website www.cansup.com.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and Chief Operating Officer
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5